

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Franklin Ogele
Chief Financial Officer
Wall Street Acquisitions Corp
4440 S. Piedras Dr., Ste 136
San Antonio, TX 78228

      Re: Wall Street Acquisitions Corp
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed May 5, 2022
          File No. 000-55755

Dear Mr. Ogele:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction